UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended:  June 30, 2009

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

RONSON CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

3 Ronson Road, P.O. Box 3000
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Woodbridge, NJ 07095
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
[X] N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ronson Corporation (the "Company") has determined that additional time is required to finalize its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2009, and the financial statements included therein (the "Form 10-Q"). Despite diligent efforts, the work necessary to complete the Form 10-Q could not be finished in sufficient time to permit the filing on the due date of August 14, 2009, without unreasonable effort and expense. This is due largely to time and effort of the Company's financial department related to reclassification of the operations of Ronson Consumer Products and Ronson Corporation of Canada Ltd., as discontinued operations due to the Company's plans to sell the assets of these subsidiaries.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Daryl K. Holcomb                    732                438-0320
--------------------------------------     ----------    -----------------------
               (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes [X] No [ ]

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               RONSON CORPORATION
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 17, 2009               By: /s/ Daryl K Holcomb
     ----------------------           -----------------------
                                      Daryl K. Holcomb
                                      Vice President and Chief Financial Officer


PART IV - OTHER INFORMATION

Item 3


It is anticipated that there will be reported a significant change in the results of operations in the second quarter and first half of 2009 from the second quarter and first half of 2008. As previously reported in May 2009, the Company has entered into an agreement to sell substantially all of the assets of its wholly-owned subsidiary Ronson Aviation. Also on August 12, 2009, the Company announced that it had entered into a non-binding letter of intent to sell substantially all of the assets of its consumer products division.

Therefore, the results of operations of Ronson Consumer Products and Ronson Aviation have now been classified as discontinued. It is anticipated that the Company will report results of operations as follows (in thousands).:


                         Quarter Ended         Six Month Ended
                            June 30               June 30
                        2009       2008       2009       2008
                       ------------------    ------------------

Loss from continuing
  operations           $  (266)   $  (268)   $  (558)   $  (573)

Earnings (loss) from
  discontinued
  operations           $  (215)   $    30    $(1,334)   $    74

Net loss               $  (481)   $  (238)   $(1,892)   $  (499)